UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Ness Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64104X 10 8

(CUSIP Number)

Citigroup Venture Capital International
399 Park Avenue
New York, NY 10022
Telephone: +1(212)-793-2177

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

      Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jersey Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVCIGP II Jersey Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Investment G.P. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Delaware Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citicorp International Finance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citicorp Banking Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON HC
*  Includes 597 shares of common stock directly owned by a subsidiary of Citigroup Inc.

Introductory Note.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed on March 28, 2008, as amended by Amendment No. 1, filed on September 11, 2009, Amendment No. 2, filed on September 21, 2009, and Amendment No. 3, filed on June 10, 2011 (the “Schedule 13D” and, as further amended by this Amendment No. 4, the “Statement”), with respect to the shares (the “Shares”) of common stock, $0.01 par value (the “Former Common Stock”), of Ness Technologies, Inc., a Delaware corporation (“Ness”).  The principal executive office of Ness is located at Atidium High-Tech Industrial Park Building 4, Tel Aviv 61580, Israel.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.                                Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the first paragraph thereof and adding the following:

This Statement is being filed by Jersey Holding Corporation (“Parent”), CVCIGP II Jersey Investment L.P. (“CVCIGP II Jersey”), Citigroup Venture Capital International Investment G.P. Limited (“CVCI GP”), Citigroup Venture Capital International Delaware Corporation (“CVCID”), Citicorp International Finance Corporation (“CIFC”), Citicorp Banking Corporation (“CBC”) and Citigroup Inc. (“Citigroup” and together with Parent, CVCIGP II Jersey, CVCI GP, CVCID, CIFC and CBC, collectively, the “Reporting Persons”).

Parent, a Delaware corporation, is principally engaged in the business of investing in equity interests of Ness.  The principal business address of Parent is 399 Park Avenue, 7th Floor, New York, New York 10022.

Item 3.                                Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The total consideration paid in connection with the Merger was approximately $278 million, which was funded with a combination of equity financing from affiliates of the Reporting Persons and the debt financing arrangements described below.  In connection with the Merger, on October 11, 2011, Ness entered into a credit agreement (the “U.S. Facility Agreement”) by and among Ness USA, Inc. (“Ness USA”, a Pennsylvania corporation and a wholly-owned subsidiary of Ness), as borrower, CVCIGP II JHC Sub S.à r.l. (“Lux Holdco”, a Luxembourg corporation which wholly-owns Parent), Parent and Ness, each as a guarantor, and Bank Hapoalim B.M., as security trustee, facility agent and lender.  In addition, on October 11, 2011, Ness entered into a credit agreement (the “Israeli Facility Agreement” and, together with the U.S. Facility Agreement, the “Facility Agreements”), by and among Lux Holdco, as interim borrower, Ness Technologies (East) B.V. (a Dutch corporation and an indirect wholly-owned subsidiary of Ness), Ness Europe B.V. (a Dutch corporation and a direct wholly-owned subsidiary of Ness) and Ness A.T. Ltd. (an Israeli corporation and a direct wholly-owned subsidiary of Ness), as borrowers (together with the interim borrower and Ness USA, the “Facility Borrowers”), Lux Holdco, Parent, Ness USA, Ness, Ness Technologies Israel Ltd. and Ness Technologies Holdings Ltd., each as a guarantor, and Bank Hapoalim B.M., as security trustee, facility agent and lender.  For additional detail regarding the Facility Agreements, see Item 1.01 of Ness’s Current Report on Form 8-K filed with the SEC on the date hereof, which is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 10, 2011, Ness, Parent and Jersey Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”).  On August 30, 2011, the Merger Agreement was approved and adopted by the vote of the stockholders of Ness.  On October 11, 2011, pursuant to the Merger Agreement, and upon the terms and conditions thereof, Merger Sub merged with and into Ness (the “Merger”), with Ness continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Former Common Stock outstanding immediately prior to the Effective Time (other than shares owned by Parent, Merger Sub and Ness or any of their respective subsidiaries or shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) was converted into the right to receive $7.75 per share (the “Merger Consideration”) in cash, without interest.  As a result of the Merger, the Surviving Corporation no longer has outstanding securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Prior to the Effective Time of the Merger, CVCIGP II Jersey caused to be contributed to Parent 3,657,667 shares of Common Stock of Ness held by CVCIGP II Jersey.  At the Effective Time, all such shares of Common Stock contributed to Parent by CVCIGP II Jersey, by virtue of the Merger and without any action on the part of any of the Reporting Persons, were cancelled, retired and ceased to exist, and no consideration was delivered in exchange therefor.

As a result of the Merger, Parent owns all 100 of the issued and outstanding shares of common stock, $0.01 par value, of the Surviving Corporation (the “Private Stock”) and the Surviving Corporation is a wholly-owned subsidiary of Parent.  The Private Stock is not registered under Section 12 of the Exchange Act.

As a result of these transactions, the Reporting Persons no longer beneficially own any shares of Former Common Stock.

Item 5.                                Interest in Securities of the Issuer

The provisions of Item 4 that are added pursuant to this Amendment No. 4 are hereby incorporated by reference into this Item 5.  Item 5 of the Schedule 13D is hereby amended by replacing sections (a) – (c) with the following:

(a)  As a result of the consummation of the Merger, the Reporting Persons no longer beneficially own any shares of Former Common Stock.

(b)  As a result of the consummation of the Merger, the Reporting Persons no longer beneficially own any shares of Former Common Stock.  As such, the Reporting Persons no longer have any voting or dispositive power over any shares of Former Common Stock.

(c)  Other than the transactions described herein, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Former Common Stock during the past 60 days.

(e)  As a result of the consummation of the Merger, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Former Common Stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2011

JERSEY HOLDING CORPORATION

By:	/s/ Bob Khanna
Name: Bob Khanna
Title: Director

CVCIGP II JERSEY INVESTMENT L.P.

By:	Citigroup Venture Capital International Investment G.P. Limited, as General Partner

By:	/s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL INVESTMENT G.P. LIMITED

By:	/s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL DELAWARE CORPORATION

By:	/s/ Alfred Rodrigues
Name: Alfred Rodrigues
Title: Director

CITICORP INTERNATIONAL FINANCE CORPORATION

By:	/s/ William H. Wolf
Name: William H. Wolf
Title: Vice President

CITICORP BANKING CORPORATION

By:	/s/ William H. Wolf
Name: William H. Wolf
Title: Senior Vice President

CITIGROUP INC.

By:	/s/ Ali L. Kashan
Name: Ali L. Karshan
Title: Assistant Secretary*

_______________________

* A Secretary’s Certificate evidencing the authority of such persons to file this Amendment No. 4 on behalf of Citigroup Inc., was previously filed within the Amendment No. 2 to the Schedule 13D and is incorporated herein by reference.